

August 15, 2025

Via Federal Express

Mrs. Jeanette Jackson
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, N.E.
Mail Stop 6628
Washington, DC 20549-0001

Re: ***Form 1 Amendment***

Dear Mrs. Jackson:

Enclosed please find an amendment to Exhibits C and J of the Form 1 applications pursuant to Rule 6a-2(a) of the Securities Exchange Act of 1934 for Cboe BYX Exchange, Inc., Cboe BZX Exchange, Inc., Cboe EDGA Exchange, Inc., and Cboe EDGX Exchange, Inc., Cboe Exchange, Inc. and Cboe C2 Exchange, Inc. (collectively, the "Exchanges").

For Exhibits C and J, the Exchanges are each filing an amendment to reflect Officer and Director changes to several entities.

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibits C and J of each Exchange currently on file with the Commission. Please do not hesitate to contact me if you have any questions or require anything further.

Sincerely,

Laura Dickman

Laura Dickman
VP, Associate General Counsel
312-786-7572
Signature executed at 3:00pm on 08/15/25

Enclosures

Form 1 Page 1 Execution Page	U.S. SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY) 08/15/25	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION   ☒ AMENDMENT

1. State the name of the applicant: Cboe C2 Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):
   433 W Van Buren Steet
   Chicago, Illinois 60607

   25004808

3. Provide the applicant's mailing address (if different):

4. Provide the business telephone and facsimile number:
   (312) 786-5600   (312) 786-7138
   (Telephone)   (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
   Laura Dickman   Associate General Counsel   Cboe C2 Exchange, Inc.   (312) 786-7572
   (Name)   (Title)   (Telephone Number)

6. Provide the name and address of counsel for the applicant:
   Pat Sexton
   433 W Van Buren Street
   Chicago, IL 60607

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: __X__ Corporation _____ Sole Partnership _____ Partnership
   _____ Limited Liability Company _____ Other (specify): _____

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
   (a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
   (c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

EXECUTION:
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: _____08/15/25_____ _____ _____   Cboe C2 Exchange, Inc.
       (MM/DD/YY)   (Name of Applicant)

By: *Laura Dickman* [signature executed at 3:00pm on 08/15/25]   Laura Dickman, Associate General Counsel
    (Signature)   (Printed Name and Title)
Subscribed and sworn before me this __see header__ day of _see header_, __see header___ by ___see header___
                                                       (Month)   (Year)   (Notary Public)
My Commission expires ___see header_____ County of __see header_____ State of see header

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

EXHIBIT C – AMENDMENT AS OF AUGUST 15, 2025

Summary of changes made to Exhibit C:

- For Cboe Global Markets Inc., Cboe SEF, LLC, Cboe Futures Exchange, LLC, Cboe BYX Exchange, Inc., Cboe BZX Exchange, Inc., Cboe EDGA Exchange, Inc., Cboe EDGX Exchange, Inc. Cboe Exchange, Inc., and Cboe C2 Exchange, Inc. Craig Donohue has been appointed as President
- Dave Howson was removed as a Director of the following entities: Cboe Services Company, Cboe BZX Exchange, Inc., Cboe BYX Exchange, Inc., Cboe EDGA Exchange, Inc., Cboe EDGX Exchange, Inc., Cboe Exchange, Inc., Cboe C2 Exchange, Inc., Cboe SEF, LLC, Cboe Worldwide Holdings Limited, Cboe Futures Exchange, LLC, Cboe III, LLC, Cboe UK Limited, Cboe Silexx, LLC, Cboe Canada Holdings, ULC, Cboe Digital Holdings, Inc., Neo Connect Inc., Cboe Ascent Holdings LLC
- Dave Howson was removed as an Officer of the following entities: Cboe Services Company, Direct Edge LLC, Cboe BZX Exchange, Inc., Cboe BYX Exchange, Inc., Cboe EDGA Exchange, Inc., Cboe EDGX Exchange, Inc., Cboe Exchange, Inc., Cboe C2 Exchange, Inc., Omicron Acquisition Corp., Cboe FX Holdings, LLC, Cboe FX Markets, LLC, Cboe FX Services, LLC, Cboe SEF, LLC, Cboe Global Markets, Inc., Cboe Futures Exchange, LLC, Cboe Building Corporation, Cboe, LLC, Cboe III, LLC, Cboe Bats, LLC, Cboe Livevol, LLC, Cboe Vest, LLC, Loan Markets, LLC, Cboe Data Services, LLC, Cboe Silexx, LLC, Cboe Off-Exchange Services, LLC, Cboe Global Indices, LLC, Cboe Canada Holdings, ULC, Cboe Data and Access Solutions China, LLC, Cboe Digital Holdings, Inc., Hanweck Associates

Exhibit J

Exhibit Request:

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. **Name.**

2. **Title.**

3. **Dates of commencement and termination of term of office or position.**

4. **Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.)**

Response:

1. <u>Officers</u>

Pursuant to the Certificate of Incorporation and Bylaws of the Exchange, the Exchange's Board of Directors has appointed the individuals listed below as Officers of the Exchange. These individuals will serve in these positions until their successors have been duly chosen or qualified or until the officer's earlier death, resignation of removal.

Officers				
Name:		Title:	Commencement of Term Date:	
Andrew Bevers		VP, Head of Derivatives Account Coverage	03/01/24	
Kristin Boyd		SVP, Global Head of Derivative Sales and Distribution	03/01/24	
Kevin Carrai		SVP, Global Head of Market Data and Access Services)	03/01/24	
Brittany Carter		VP, Corporate Strategy	03/01/24	
Cole Chmielewski		Vice President, Operations	03/01/24	

Bo Chung	Senior Vice President, Global Head of Sales & Index Licensing	03/01/24		
William Ciabattoni	VP, Product Management	03/01/24		
Catherine Clay	EVP, Global Head of Derivatives	03/01/24		
Gary Compton	Vice President, Communications	03/01/24		
Jeff Connell	Senior Vice President, Deputy Chief Regulatory Officer	03/01/24		
Laura Dickman	Vice President, Associate General Counsel	03/01/24		
Craig Donohue	CEO and President	05/20/25 08/12/25 - Title Change		
Meaghan Dugan	SVP, Head of US Options	03/01/25		
James Enstrom	Senior Vice President, Chief Audit Officer	03/01/24		
Angelo Evangelou	SVP, Public Policy	03/01/24		
Stacie Fleming	SVP, Communications	03/01/24		
Stephanie Foley	EVP, Chief Human Resources Officer	03/01/24		
Jennifer Fuentes	VP, Compliance – North American Securities and Interim Chief Compliance Officer	03/01/25 – Change in Title		
Todd Furney	Senior Vice President, Chief Risk Officer	03/01/24		
Megan Goett	SVP, Chief Marketing Officer	03/01/25		
Jennifer Golding	Vice President, Associate General	03/01/24		

	Counsel, Chief Litigation Officer			
Jill Griebenow	EVP, CFO, Treasurer	03/01/24		
John Hiatt	Vice President, Cboe Labs	03/01/24		
Gregory Hoogasian	Executive Vice President, Chief Regulatory Officer	03/01/24		
Adam Inzirillo	EVP, Global Head of DnA	03/01/24		
Matt Iwamaye	VP, Associate General Counsel, Equities	03/01/24		
Chris Isaacson	Executive Vice President, COO	03/01/24		
Steven Jorgensen	Vice President, Head of Derivatives Sales – European & Middle East Clients	12/17/24		
Jennifer Lamie	Vice President, Chief Regulatory Advisor	03/01/24		
Stephanie Lara	SVP, Deputy Chief Regulatory Officer	03/01/24		
Benjamin Lawson	Vice President, Chief Information Security Officer	12/17/24		
Tim Lipscomb	EVP, Chief Technology Officer	03/01/25 – Change in Title		
Marc Magrini	Vice President, Administration	03/01/24		
Scott Manziano	VP, Sales Operations	03/01/24		
Sarah McDowell	VP, Chief Enforcement Counsel	03/01/24		
Kathleen Mikulak	VP, Regulation	03/01/24		
Emily Mitchell	Senior Vice President, Tax	03/01/24		
Anthony Montesano	Vice President, Market Structure	03/01/24		

Jordan Newmark	VP, Associate General Counsel	03/01/24		
Dennis O'Callahan	VP, Cboe Labs	03/01/24		
Dan Overmyer	Vice President, Options Regulation	03/01/24		
Hemang Patel	VP, Project Management	03/01/24		
Arthur Reinstein	Senior Vice President and Deputy General Counsel	03/01/24		
Stephanie Renner	SVP, Finance	03/01/24		
John Sexton	Executive Vice President, General Counsel & Corporate Secretary	03/01/24		
Steven Sinclair	Vice President, Software Engineering	03/01/24		
Eileen Smith	Senior Vice President, Data and Analytics	03/01/24		
Nicholas Still	VP, Data Protection Officer	03/01/24		
Oliver Sung	SVP, North American Cash Equities	03/01/25 – Change in Title		
Alexandra Szakats	Vice President, Cboe Options Institute	7/17/24		
Natan Tiefenbrun	Senior Vice President, President North American and European Equities	7/17/24		
Hatice Unal	SVP, Infrastructure	03/01/24		
Joacim Wiklander	President & CEO of Cboe Canada	Head of Global Listings	7/17/24		
Allen Wilkinson	SVP, Chief Accounting Officer	03/01/24		
Clinton Wolf	VP, Operations	03/01/24		
Omarr Woodhouse	VP, Operations Support Center	03/01/24		

Troy Yeazel	Senior Vice President, Global Operations	03/01/24	
Former Officers			
Name:	Title:	Appointment Date:	Termination/ Change Position Date:
Arianne Adams	Senior Vice President, Head of Options and Global Client Services	01/07/19	10/31/23
Alexandra Albright	Senior Vice President, Chief Compliance Officer	03/01/24	03/03/25
Carmen (Lita) Brannan	VP, Government Relations	03/01/24	02/28/25
Gina DeRaimo	Vice President, Derivatives Institute	01/07/20	05/04/24
John Deters	Executive Vice President, Chief Strategy Officer	02/28/17	11/07/23
Rob Hocking	Senior Vice President, Head of Product Innovation	03/01/24	04/30/25
Dave Howson	President	03/01/24	08/01/25
Vaishali Javeri	Senior Vice President, Chief Legal Officer, North American Securities	12/19/22	08/23/24
Andrew Lowenthal	SVP, International Expansion and Business Development	02/28/17	12/31/23
Robert Marrocco	VP, Global Head of ETP Listings	03/01/24	03/10/25
Kyle Murray	VP and Associate General Counsel	03/01/24	03/14/25
Fredric Tomczyk	CEO	03/01/24	05/07/25
Umesh Yerram	VP, Chief Information Security Officer	02/02/21	06/27/24

2.   Directors

The following directors were appointed in accordance with Article III of the Bylaws of the Exchange. Directors will serve one-year terms ending on the annual meeting following the meeting at which such directors were elected or at such time as their successors are elected or appointed and qualified, except in the event of earlier death, resignation, disqualification or removal. The current directors of the Exchange are the persons listed below:

Directors				
Name		Classification(s)		Last Appointment Date:	Termination Date:
Bruce Andrews		Director		08/13/24	
Gilbert Bassett		Director		08/13/24	
Dave Howson		Director		08/13/24	08/01/25
Kevin Murphy		Director		08/13/24	
Ananda Radhakrishnan		Director		08/13/24	
Miguel Rivera		Director		08/13/24	
David Roscoe		Director		08/13/24	
Hillary Sale		Director		08/13/24	
Scott Wagner		Director		08/13/24	

3.   Committees

The committees of the Board shall consist of an Executive Committee and a Regulatory Oversight Committee.

Executive Committee
- Bruce Andrews
- Ananda Radhakrishnan
- Scott Wagner

Regulatory Oversight Committee
- Scott Wagner (Chairman)
- Bruce Andrews
- David Roscoe